Mr. Larry Spirgel
Mr. Michael Henderson
Mr. Terry French
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0308
October 7th, 2010

Re:	Telefónica, S.A. Form 20-F for the fiscal year ended December 31, 2009 Filed March 26, 2010 File No. 1-09531
Dear Messrs. Spirgel, Henderson and French:
Thank you for your letter dated September 2, 2010, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) to the annual report on Form 20-F for the year ended December 31, 2009 (the “2009 Form 20-F”) of Telefónica, S.A. (“Telefónica”, also referred to in this letter as the “company” and “we”), which was filed with the Commission on March 26, 2010.
We appreciate your understanding in affording us the time necessary to prepare our responses, which we set forth in Annex A hereto. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in boldface text.
In providing these responses, and in response to the Staff’s request, we hereby acknowledge that:
•	Telefónica is responsible for the adequacy and accuracy of the disclosure in its filing with the Commission;

•	Staff comments or changes to this disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Telefónica may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We would like to express our appreciation for your cooperation in these matters, and we are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact the undersigned in Madrid at 011-34-91-482-8502 or fax: 011-34-91-727-1407; or our counsel, Michael J. Willisch of Davis Polk & Wardwell, at 011-34-91-768-9610 or fax: 011-34-91-768-9710.

Very truly yours,
/s/ Santiago Fernández Valbuena
Santiago Fernández Valbuena
Chief Strategy Officer Telefónica, S.A.

ANNEX A
Response to Comments Raised by the Staff
in the Letter Dated September 2, 2010
Form: 20-F for the year ended December 31, 2009
(2) Basis for Presentation of the Consolidated Financial Statements
c) Share exchange between Telefónica, S.A. and China Unicom Limited, and signing of strategic alliance agreement, page F-10
1.
We note that on September 6, 2009, you entered into an agreement with China Unicom for mutual share exchange to invest the equivalent of USD 1,000 million in ordinary shares of the other party. We also note that on October 21, 2009, you completed the investment by issuing 40,730,735 Telefónica shares at Euro 17.24 and received 693,912,264 China Unicom Shares at a price of HKD 11.17. This agreement appears to qualify as a financial asset or liability rather than equity instrument considering the apparent exposure to variability in China Unicom’s stock price and foreign currencies. See paragraph 21 of IAS 32. Please explain to us your consideration of the guidance in IAS 39 paragraph 14 for measuring this derivative financial instrument. Also, please provide us with the details on how you recorded this transaction on September 6, 2009 and on October 21, 2009.

On September 6, 2009 Telefónica and China Unicom entered into an agreement to exchange 693,912,264 shares of China Unicom for 40,730,735 shares of Telefónica, provided that certain conditions were met. The number of shares exchanged was fixed and was determined at the agreement date by reference to the equivalent in value to the fixed amount of cash that the parties agreed to exchange (USD 1 Billion). The reference share price at the date of the agreement was EUR17.24 for Telefónica’s shares, and HKD11.17 for China Unicom’s shares and the reference exchange rates at that date were 1.4241 USD/EUR and 7.7510 HKD/USD, respectively.
Thus, the terms of the arrangement provided that the number of shares to be exchanged was fixed at the signing date, and therefore no adjustments were required as a consequence of subsequent changes in the stock price of the shares at closing.
Considering the above mentioned terms agreed by the parties to the arrangement, we understand that the guidance in paragraph 21 of IAS 32 is not applicable to this transaction because the agreement did not require Telefónica to issue a variable number of its own equity instruments as a means to settle the arrangement with China Unicom. Accordingly, the contract evidenced a reciprocal residual interest in each company’s net assets.
This transaction was therefore accounted for as follows:
At the date the agreement was signed, on September 6, 2009, the completion of the share exchange transaction was contingent on the fulfilment of certain conditions, and therefore no entry was required.

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Subsequently, the transaction was completed on October 21, 2009, when said conditions were met, and Telefónica and China Unicom exchanged the agreed number of shares of each company’s common stock. Telefónica then recognised this transaction as an investment in an associate initially measured at cost, i.e. the exchange-date fair value of the equity instruments delivered (Telefónica’s shares), plus any related transaction costs.
(9) Associates and Joint Ventures, Page F-38
2.
We note that hold less than a 20 per cent ownership in Portugal Telecom, China Unicom, Hispasat, S.A. and Telecom Italia, S.p.A. and account for your investments under the equity method. Please tell us the factors you considered in concluding that the equity method is appropriate under IAS 28.

Our investments in associates as of December 31, 2009, as disclosed in our 2009 consolidated financial statements (page F-38) are as follows:

		Carrying amount
Investment	% Holding	(Millions of euros)
Telco S.p.A. (Italy)(*)	46.18%	2,026
Portugal Telecom, S.G.P.S., S.A.	9.86%	458
China Unicom (Hong Kong) Limited	8.37%	2,301
Hispasat, S.A. (Spain)	13.23%	56
Other	Various	95

TOTAL		4,936

* Through this company, Telefónica effectively has an indirect stake in Telecom Italia S.p.A.’s voting shares at December 31, 2009 of approximately 10.49%, representing 7.21% of the dividend rights.
As noted in Note 3.h) “Investments in associates” (page F-15) of our 2009 consolidated financial statements, the Telefónica Group accounts for its investments in companies over which Telefónica exercises significant influence (evidenced via representation on the board of directors or agreements with shareholders) but does not control or manage jointly with third parties (an associate) using the equity method, consistent with paragraph 13 of IAS 28.
Telefónica determines whether it exercises significant influence in accordance with paragraphs 6 and 7 of IAS 28. With respect to the investments in Portugal Telecom, China Unicom, Hispasat, S.A., and Telecom Italia, S.p.A., in respect of each of which Telefónica holds less than a 20 percent ownership interest, Telefónica assesses whether one or more of the factors identified in paragraph 7 of IAS 28 can be evidenced for each investment. If so, then Telefónica concludes it exercises significant influence over the investee and accounts for the investment under the equity method in accordance with IAS 28. This assessment is summarized for each investment as follows:

	Portugal Telecom	China Unicom	Hispasat, S.A.	Telecom Italia, S.p.A.
IAS 28, paragraph 7:
(a) representation on the board of directors or equivalent governing body of the investee;	X	X	X	X
(b) participation in policy-making processes, including participation in decisions about dividends or other distributions;	X	X		X
(c) material transactions between the investor and the investee;	X	X	X	X
(d) interchange of managerial personnel; or		X		X
(e) provision of essential technical information.		X		X
Existence of significant influence can be evidenced in one or more ways per IAS 28, paragraph 27	Yes	Yes	Yes	Yes
Method of accounting for investment	Equity Method
In none of such cases does Telefónica control or jointly manage the investee with a third party.

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